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Filed pursuant to Rule 433 Issuer Free Writing Prospectus dated April 7, 2006 Relating to Preliminary Prospectus filed April 6, 2006 Registration Statement No. 333-132503

Omega Navigation Enterprises, Inc.

12,000,000 Shares
Class A Common Stock

Global Offering	12,000,000 Class A common shares offered in Global Offering, excluding 1,800,000 additional Class A common shares to cover over-allotment

Initial Public Offering Price	$17.00 per share

Net Proceeds	Approximately $186.7 million after deducting underwriting discount and commissions and estimated expenses. For more information see "Use of Proceeds" below

USE OF PROCEEDS

        We expect to receive net proceeds of approximately $186.7 million from the sale of 12,000,000 shares of Class A common stock offered in the Global Offering, after deducting underwriting discounts and commissions and estimated expenses payable by us. We base this amount on the initial public offering price of $17.00 per share of Class A common stock.

        We intend to use the net proceeds from the Global Offering to:

  •
  pay $154.5 million of the $294.5 million purchase price of the two Ice Class 1A Handymax product tankers and three Panamax product tankers; and

  •
  pay the $28.0 million of debt that we owe under the Sellers' Notes plus any accrued interest thereon in connection with the purchase of our Initial Fleet.

        We intend to use the remainder of the net proceeds from the Global Offering if any for working capital and general corporate purposes.

        Contemporaneously with the closing of the Global Offering we intend to borrow $178.5 million under our new senior secured credit facility to:

  •
  repay the indebtedness of $38.5 million under our existing senior secured credit facility; and

  •
  repay the balance of the purchase price of the two Ice Class 1A Handymax product tankers and three Panamax product tankers.

        We intend to finance the acquisition of the remaining Panamax product tanker with borrowings under the revolving credit line portion of the new senior secured credit facility.

        The Sellers' Notes mature on April 13, 2006 and bear interest at 4.0% per annum. The term loan portion of our new senior secured credit facility will accrue interest at a floating rate based on LIBOR, for which we have entered into a three year swap/collar agreement, and will be due in installments over a five-year period commencing six months after we enter into the facility.

        If the over-allotment option or a portion thereof is exercised, we will use the net proceeds to fund the vessel acquisitions, repay indebtedness or for general corporate purposes. Also, if we do not purchase any or all of the two Ice Class 1A Handymax product tankers and three Panamax product tankers, we may use the net proceeds of the Global Offering, less the $28.0 million that we owe under the Sellers' Notes, to purchase other vessels. In particular, certain events may arise which could result in us not taking delivery of a vessel, such as a total loss of a vessel, a constructive total loss of a vessel, or substantial damage to a vessel prior to its delivery. See the sections of the Prospectus entitled "Risk Factors" and "Business—Our Fleet."

CAPITALIZATION

        The following table sets forth our consolidated capitalization at December 31, 2005, on an actual basis restated for the effects of the reverse stock split of one Class A common share for every 300 shares of common stock outstanding and a stock split accounted for as a stock dividend of 314 Class B common shares for each Class A common share outstanding, and as adjusted to give effect to certain subsequent events, and as further adjusted for the effectuation of the Global Offering, to the incurrence of debt under our new senior secured credit facility and to the acquisition of five of the double hull product tankers in our fleet:

        As at December, 31, 2005 the subsequent events that we have made adjustments for represent:

  (a)
  the reduction of the outstanding principal balance of the unsecured Sellers' Notes as a result of the payments in the aggregate amount of $3.0 million to the sellers of Ekavi I and Electra I;

  (b)
  the further reduction of the Sellers' Notes by the sellers of Ekavi I and Electra I by $5.0 million with a corresponding increase in retained earnings; and

  (c)
  the reduction of the outstanding balance of the existing senior secured credit facility by the payment of $0.5 million.

  Immediately prior to the Global Offering, the adjustments that we have made for the Global Offering, in addition to the adjustments that we have made for the subsequent events discussed in (a), (b) and (c) above, include:

  (d)
  Our incurrence of $178.5 million of new long-term debt under our new senior secured credit facility;

  (e)
  The issuance of 12,000,000 shares of our Class A common stock in the Global Offering at the offering price of $17.00 per share net of the related issuance costs, assuming that the underwriters have not exercised their over-allotment option; and

  (f)
  The use of the proceeds from (d) and (e) above to partly finance the acquisition of the five double hull product tankers in our fleet, to repay our existing senior secured debt and to repay the Sellers' Notes.

        We intend to finance the acquisition of the sixth product tanker with borrowings under the revolving credit line portion of our new senior secured credit facility.

        The following should be read in conjunction with the accompanying financial statements and the related notes thereto, and the discussion under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Prospectus.

        There have been no significant changes to our capitalization since December 31, 2005, as so adjusted.

	December 31, 2005
	Actual	As Adjusted for Subsequent Events	As Further Adjusted for Subsequent Events and for the Global Offering
Debt
Unsecured Sellers' Notes	$36,000,000	$28,000,000	$—
Senior Secured Credit Facility	39,000,000	38,500,000	178,500,000

Total debt	$75,000,000	$66,500,000	$178,500,000

Shareholders' equity
Preferred Stock, par value $0.01 per share, 25,000,000 shares authorized; none issued.	—	—	—
Common Stock
Class A shares, par value $0.01 per share, 75,000,000 shares authorized; 10,000 shares issued and outstanding; 12,010,000 as further adjusted for the Global Offering	100	100	120,100
Class B shares, par value $0.01 per share, 25,000,000 shares authorized; 3,140,000 shares issued and outstanding	31,400	31,400	31,400
Additional paid-in capital	9,998,540	9,998,540	196,598,540
Retained earnings	4,377,993	9,377,993	9,377,993

Total shareholders' equity	14,408,033	19,408,033	206,128,033

Total capitalization	$89,408,033	$85,908,033	$384,628,033

FORECASTED CASH AVAILABLE FOR DIVIDENDS, RESERVES AND
EXTRAORDINARY EXPENSES

        All of the information set forth below is for illustrative purposes only. Our underlying assumptions may prove to be incorrect. Actual results will almost certainly differ, and the variations may be material. We may have materially lower revenues, set aside substantial reserves or incur a material amount of extraordinary expenses. You should not assume or conclude that we will pay any dividends in any period. While our policy will be to pay dividends quarterly, we have no obligation to do so and our policy may change.

        We have prepared the forecasted financial information set forth in the table below to present the cash that we expect to have available to us in the first four full quarters after we complete the acquisition and take delivery of our fleet, which we call our First Full Operating Year, for:

  •
  dividends;

  •
  expenses and reserves for vessel upgrades, repairs and drydocking;

  •
  expenses and reserves for further vessel acquisitions;

  •
  principal payments on our new senior secured credit facility;

  •
  reserves required by our lenders; and

  •
  reserves as our board of directors may from time to time determine are required for contingent and other liabilities and general corporate purposes.

        We call these items "dividends, reserves and extraordinary expenses."

        We did not prepare this information to comply with the American Institute of Certified Public Accountants' guidelines regarding prospective financial information, but we believe that it is reasonable. However, this information is not factual and you should not rely upon it as necessarily indicative of our future results. We caution you not to place undue reliance on this forecasted financial information. Our independent auditor has not compiled, examined or performed any procedures related to this prospective financial information, nor have they expressed any opinion or any form of assurance on that information or our ability to achieve it.

        During the First Full Operating Year, we intend to, but are not required to, declare and pay quarterly dividends beginning in November 2006. The timing and amount of dividend payments will depend upon our earnings from the drybulk carriers and product tankers in our fleet, financial condition, cash requirements and availability, Marshall Islands law affecting the payment of dividends and other factors discussed below. We intend to declare these dividends in amounts equal to our available cash flow, which is equal to (x) the sum of our total revenues from vessel operations less (y) the sum of our total cash expenses and any reserves we set aside each quarter. These reserves may cover among other things, acquisitions of additional vessels, principal payments on our new senior secured credit facility, drydocking costs, repairs, claims and other liabilities and obligations.

        We expect that our revenues during the First Full Operating Year will be limited to the time charter revenues from our vessels. The table below provides the expected daily time charter hire rates for the vessels in our fleet during the First Full Operating Year:

Vessel	Type	Daily Time Charter Hire Rate		Daily Vessel Operating Expense(1)
Ekavi I	Handymax	$17,000	(2)	$4,050
Electra I	Handymax	25,000	(2)	4,050
Aristidis	Handymax (MR) Ice Class 1A	21,000	(3)	4,259
Adonis	Handymax (MR) Ice Class 1A	21,000	(3)	4,259
Iasonas	Panamax (LR1)	24,000	(4)	4,815
Miltiadis M	Panamax (LR1)	24,000	(4)	4,815
Rudolf Schulte	Panamax (LR1)	26,500		4,761
Everhard Schulte	Panamax (LR1)	26,500		4,761

(1)
Includes management fees payable to our Managers, which are fixed at $500 per day per vessel until June 30, 2007 for our drybulk carriers and at $342 per day for our product tankers.

(2)
The forecast assumes the Electra I is on charter through June 2007 and that the Ekavi I is on charter through May 2007, the latest possible charter expiration dates. We have assumed the Ekavi I is rechartered for June 2007 at the existing charter rate of $17,000 per day.

(3)
Plus any additional income under profit sharing provisions of our charter agreements with D/S Norden A/S. We will receive 25% of our vessels' earnings in excess of $27,000 per day between January 1 to April 30 of each charter year as distributed by the Norient product pool for these specific ice class vessels.

(4)
Plus any additional income under profit sharing provisions of our charter agreements with ST Shipping Transport. We receive 100% of any trading income (revenue less voyage-related expenses) in excess of $24,000 per day and up to $25,500 per day. In addition, we receive 50% of any trading income (revenue less voyage-related expenses) in excess of $25,500 per day.

        We expect that our expenses during the First Full Operating Year will consist of:

  •
  Daily vessel operating expenses as illustrated in the schedule above.

  •
  Shipbrokers' commissions in the amount of $1.4 million.

  •
  Management fees (included in daily vessel operating expenses) payable to our Managers, which are fixed at $500 per vessel per day until June 30, 2007 for our drybulk carriers and at $342 per vessel per day for our product tankers.

  •
  Interest expense on our new senior secured credit facility. We have assumed that:

  •
  we will have outstanding, at the beginning of our First Full Operating Year, an aggregate principal amount of $241.5 million under our new senior secured credit facility after having utilized $63.0 million of the revolving credit portion of our new senior secured credit facility for the purchase of the Panamax product tanker expected to be delivered by July 2006, after we have repaid the indebtedness of $38.5 million under our existing senior secured credit facility; and

  •
  the interest rate on our term loan portions of our new senior secured credit facility is fixed at an average rate of 6.31% through a swap/collar agreement with our lender.

  •
  Agency fees, commitment fees and handling fees of $0.2 million payable to our lenders. We have assumed that we will have available, at the beginning of our First Full Operating Year, an aggregate principal amount of $53.5 million under the revolving credit portion of our new senior secured credit facility.

  •
  Directors' fees and expenses payable to our directors in the amount of $300,000.

  •
  Salaries and benefits payable to our officers and employees, which we expect will equal $1.2 million.

  •
  Directors' and officers' liability insurance, which we expect will equal $45,000.

  •
  Other general administrative expenses, such as printing, office rents, accounting and legal costs and other costs of being a public company, and miscellaneous administrative costs, which we expect will equal $703,000 during the First Full Operating Year.

        We do not expect to have any ordinary cash expenses other than those listed above, which we call our Ordinary Cash Expenses.

        We may, however, have unanticipated extraordinary cash expenses, which could include major vessel repairs and drydocking costs that are not covered by our management agreements, vessel upgrades or modifications that are required by new laws or regulations, other capital improvements, costs of claims and related litigation expenses or contingent liabilities.

        For the First Full Operating Year, we expect to incur the majority of our anticipated cash expenses in Dollars. However, part of our general administrative expenses and salaries will be incurred in Euros. Moreover, unanticipated extraordinary cash expenses may be incurred in foreign currency. This difference could lead to fluctuations in cash available for dividends due to changes in the value of the Dollar relative to the Euro. Expenses incurred in foreign currencies against which the Dollar falls in value could cause an increase in such expenses, which would result in a decrease in our cash available for dividends.

        The table below sets forth the amount of cash that would be available to us for dividends, reserves and extraordinary expenses in the aggregate based on the assumptions listed below. This amount is not an estimate of the amounts we expect to be available in later years, since some of our revenues and expenses may change in future years. For example, maintenance and dry docking charges are likely to increase as our vessels age.

        Our assumptions for the First Full Operating Year include the following:

  •
  We receive $204.0 million in gross proceeds in connection with the Global Offering at the offering price of $17.00 per share.

  •
  We will take delivery of the two Ice Class 1A Handymax product tankers and the four Panamax product tankers by July 2006.

  •
  We will pay $154.5 million of the $294.5 million purchase price of the two Ice Class 1A Handymax product tankers and three of the Panamax product tankers with proceeds of the Global Offering.

  •
  We will borrow $178.5 million under our new senior secured credit facility to repay the indebtedness of $38.5 million under our existing senior secured credit facility and pay the balance of the purchase price of two Ice Class 1A Handymax product tankers and three of the Panamax product tankers.

  •
  We will be able to pay the $28.0 million of debt that we owe under the Sellers' Notes, plus any accrued interest thereon, in connection with purchase of the Initial Fleet, with proceeds from the Global Offering.

  •
  We will draw $63.0 under the revolving credit portion of our new senior secured credit facility for the purchase of the fourth Panamax product tanker assumed to be delivered by July 2006.

  •
  The currency exchange rate between Dollars and Euros will be 1.20 Dollars per Euro.

  •
  Each of the vessels in our fleet upon delivery to us will earn time charter revenue for 360 days and our charterers will pay charter hire to us when due.

  •
  We will not receive any insurance proceeds or other income.

  •
  We will not purchase any more vessels, we will not sell any vessels and none of the vessels will suffer a total loss or constructive total loss or suffer any reduced hire or off-hire time.

  •
  We will have no other cash expenses or liabilities other than our Ordinary Cash Expenses.

  •
  We will remain in compliance with the terms of our new senior secured credit facility.

  •
  The ratio of our indebtedness to our total capitalization will not exceed 0.55 to 1.00.

  •
  We do not pay any taxes.

  •
  We will not draw any further amounts under the revolving portion of our new senior secured credit facility.

        The table below does not reflect non-cash charges that we will incur, which are expected to consist primarily of depreciation on our vessels. Other than our base management fee, drybulk carrier operating expenses, interest expenses on term loan portions of our new senior secured credit facility, directors' fees, and officers' and employees' salaries, which will be fixed for our First Full Operating Year, none of our fees or expenses are fixed.

        Based on the assumptions in the preceding paragraph, the cash amount available for dividends, reserves and extraordinary expenses by us in the First Full Operating Year would be as follows:

Forecasted Cash Amount Available For Dividends, Reserves And Extraordinary
Expenses During Our First Full Operating Year

First Full Operating Year
(in thousands of dollars)
Revenue
Time charter revenue (net of commissions) (1)	$65,201
Forecast Cash Expenses
Forecast vessel management fees and other operating expenses	$13,056
Forecast interest expense and commitment fees payable to lenders	15,542
Forecast directors' and officers' fees, salaries and insurance	1,497
Forecast other general administrative expenses	703
Forecast total cash expenses	$30,798
Forecasted Available Cash (2)	$34,402
Forecasted Available Cash per share of outstanding Class A and Class B Common Stock	$2.27
Forecasted Available Cash per share of outstanding Class A Common Stock (3)	$2.86

(1)
This amount does not include any revenue from the profit sharing provisions of four of our vessels' charters.

(2)
Available cash does not take into consideration future principal payments on our new senior secured credit facility, reserves (including reserves for vessel replacement, future Operating Expenditures and Maintenance Capital Expenditures, as such terms are defined on page 119 of the Prospectus, and contingent and other obligations) or extraordinary expenses. These payments and reserves will reduce cash available for dividends. Please read the sections of the Prospectus entitled "Description of Capital Stock" and "Risk Factors." We cannot assure you that we will have available cash in the amounts presented above, or at all.

(3)
Forecasted Available Cash per share of outstanding Class A Common Stock, as presented, does not take into consideration dividends payable on outstanding shares of Class B Common Stock.

DILUTION

        At December 31, 2005, as adjusted for subsequent events, we had net tangible book value of $18.2 million, or $5.79 per share. After giving effect to the sale of 12,000,000 shares of Class A common stock at the offering price of $17.00 per share in the Global Offering, and assuming that the underwriters' over-allotment option is not exercised, the pro forma net tangible book value at December 31, 2005, would have been $206.1 million or $13.60 per share. This represents an immediate appreciation in net tangible book value of $7.81 per share to our current sole shareholder and an immediate dilution of net tangible book value of $3.40 per share to new investors. The following table illustrates the pro forma per share dilution and appreciation at December 31, 2005:

Initial public offering price per share	$17.00

Net tangible book value per share as of December 31, 2005	$5.79

Increase in net tangible book value attributable to new investors in the Global Offering	$7.81

Pro forma net tangible book value per share after giving effect to the Global Offering	$13.60

Dilution per share to new investors	$3.40

        Net tangible book value per share of our Class A common stock is determined by dividing our tangible net worth, which consists of tangible assets less liabilities, by the number of shares of our common stock outstanding. Dilution is determined by subtracting the net tangible book value per share of common stock after the Global Offering from the public offering price per share. Dilution per share to new investors would be $3.16 if the underwriters exercise in full their over-allotment option.

        The following table summarizes, on a pro forma basis as at December 31, 2005, the differences between the number of shares of common stock acquired from us, the total amount paid and the average price per share paid by the existing holders of shares of common stock and by you in the Global Offering, based upon the initial public offering price of $17.00 per share.

	Pro Forma Shares Outstanding
			Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Current sole shareholder(1)	3,150,000	20.8%	10,030,040	4.7%	3.18

New investors	12,000,000	79.2%	204,000,000	95.3%	17.00

Total	15,150,000	100.0%	214,030,040	100.0%	14.13

(1)
10,000 Class A shares and 3,140,000 Class B shares.

        The net proceeds from this offering along with advances under our new senior secured credit facility are approximately equal to the debt currently outstanding in connection with the acquisition of our drybulk carriers and the acquisition price of the six product tankers we have contracted to purchase. As referenced above, investors in this offering are receiving 79% of the total equity of the Company with the existing shareholder retaining 21% of the equity of the Company.

Omega Navigation Enterprises, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling, toll-free 1-888-533-3374.

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Omega Navigation Enterprises, Inc. 12,000,000 Shares Class A Common Stock
USE OF PROCEEDS
CAPITALIZATION
FORECASTED CASH AVAILABLE FOR DIVIDENDS, RESERVES AND EXTRAORDINARY EXPENSES
Forecasted Cash Amount Available For Dividends, Reserves And Extraordinary Expenses During Our First Full Operating Year
DILUTION